U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/   /             Check this box if no longer subject to Section 16.
                  Form 4 or Form 5 obligations may continue.  See
                  Instruction 1(b).

        Filed pursuant to Section 16(a) of the Securities Exchange Act of
         1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person (If the form is filed by more than one reporting person, see Instruction 4(b)(v).)


         Wiswell,           Thomas              E.
         (Last)             (First)          (Middle)

                  234 Cuylers Lane
                            (Street)

         Haverford,            PA             19041
         (City)              (State)          (Zip)



2.       Issuer Name and Ticker or Trading Symbol
         Discovery Laboratories, Inc. (Discovery)
         DSCO



3.       IRS or Social Security Number of Reporting Person
         (Voluntary)



4.       Statement for
         (Month/Year)
         03/2000

5.       If Amendment, Date of Original
         (Month/Year)


6.       Relationship of Reporting Person to Issuer

                  (Check all applicable)

                   Director                                   10% Owner
          --------                                  -------
             X     Officer (give title                        Other (specify
          --------          below)                  -------          below)


         Chief Executive Officer


7.       Individual or Joint/Group filing (Check Applicable Line)

            X    Form filed by One Reporting Person
         -------
                 Form filed by More than One Reporting Person
         -------



 TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1. Title of    2. Trans-     3. Trans-     4. Securities Acquired (A)    5. Amount of      6. Ownership      7. Nature of
   Security       action        action        or Disposed of (D)            Securities        Form:             Indirect
   (Instr.3)      Date          Code          (Instr. 3, 4 and 5)           Beneficial-       Direct (D)        Beneficial
                  (Month/       (Instr.8)                                   ly Owned at       or                Ownership
                  Date/        ---------------------------------------      End of            Indirect
                  Year)        Code    V    Amount    (A)    Price          Month             (I)               (Instr. 4)
                                                      or
                                                      (D)                   (Inst. 3          (Instr. 4)
                                                                            and 4)

--------------------------------------------------------------------------------------------------------------------------
Common Stock    03/06/00         M          31,200     A    $0.1923
--------------------------------------------------------------------------------------------------------------------------
Common Stock    03/06/00         M          20,000     A    $3.00
--------------------------------------------------------------------------------------------------------------------------
Common Stock    03/06/00         M           3,900     A    $0.1923
--------------------------------------------------------------------------------------------------------------------------
Common Stock    03/06/00         M          22,500     A    $1.38
--------------------------------------------------------------------------------------------------------------------------
Common Stock    03/06/00         F           9,426     D   $10.378 (1)      83,744              D
--------------------------------------------------------------------------------------------------------------------------



                                    Page -3-


                            TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)


1. Title of      2. Conver-       3. Trans-      4. Transaction     5. Number of Deriv-    6. Date Exercisable and
   Derivative       sion or          action         Code               ative Securities       Expiration Date
   Security         Exercise         Date                              Acquired (A) or        (Month/Day/Year)
   (Instr. 3)       Price of                        (Instr. 8)         Disposed of (D)
                    Deri-            (Month/
                    vative           Day/                              (Instr. 3, 4,
                    Security         Year)                             and 5)
                                             -----------------------------------------------------------------------
                                                   Code    V           (A)      (D)       Date Exer-     Expiration
                                                                                           cisable          Date

--------------------------------------------------------------------------------------------------------------------
Employee stock     $0.1923       03/06/00           M                         31,200     Immediately    06/02/07
option (right
to purchase)
--------------------------------------------------------------------------------------------------------------------
Employee stock       $3.00       03/06/00           M                         20,000     Immediately    01/01/09
option (right                                                                                (2)
to purchase)
--------------------------------------------------------------------------------------------------------------------
Employee stock     $0.1923       03/06/00           M                          3,900     Immediately    04/17/07
option (right
to purchase)
--------------------------------------------------------------------------------------------------------------------
Employee stock      $1.38        03/06/00           M                         22,500     Immediately    09/30/09
option (right                                                                   (2)
to purchase)
--------------------------------------------------------------------------------------------------------------------


(2) The remaining shares subject to the option are subject to repurchase by Discovery upon the occurrence of certain events relating to the market price of the common stock of Discovery, the failure of Discovery to enter into certain collaboration agreements or a sale or merger of Discovery.


                                    Page -4-



1. Title of       7. Title and Amount of        8.  Price of      9. Number of        10. Ownership        11. Nature of
   Derivative        Underlying Securities          Derivative       Derivative           Form of Deri-        Indirect Bene-
   Security          (Instr.3 and 4)                Security         Securities           vative Sec-          ficial Owner-
   (Instr. 3)     ------------------------------                     Beneficially         urity: Direct        ship (Instr.
                       Title     Amount or          (Instr. 5)       Owned at End         (D) or               4)
                                 Number of                           of Month             Indirect (I)
                                 Shares                                                   (Instr. 4)
                                                                     (Instr. 4)
-------------------------------------------------------------------------------------------------------------------------------
Employee          Common Stock,   62,400                             15,600                D
stock option      par value
(right to         $.001 per
purchase)         share
-------------------------------------------------------------------------------------------------------------------------------
Employee          Common Stock,   40,000                             20,000                D
stock option      par value
(right to         $.001 per
purchase)         share
-------------------------------------------------------------------------------------------------------------------------------
Employee          Common Stock,    3,900                                 0                 D
stock option      par value
(right to         $.001 per
purchase)         share
-------------------------------------------------------------------------------------------------------------------------------
Employee          Common Stock,   45,000                             22,500                D
stock option      par value
(right to         $.001 per
purchase)         share


Explanation of Responses:


        By: s/ Thomas Wiswell                               May 25, 2000
        **Signature of Reporting Person                     Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



                                    Page -5-